EXHIBIT 99.1

EDAP TMS SA to Raise $5.625 Million in Registered Direct Offering

LYON, France, March 23, 2012 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), a global leader in therapeutic ultrasound, announced that it has entered into definitive agreements with certain institutional investors for a registered direct placement of $5.625 million of ordinary shares in the form of American Depositary Shares ("ADSs") at a price of $2.00 per share, with warrants attached.

The warrants issued to the investors will allow them to purchase up to 1,406,250 ordinary shares. The warrants have an exercise price of $2.75 per share and are immediately exercisable for a period of five years. The offering is expected to close on or about March 28, 2012, subject to satisfaction of customary closing conditions.

Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq:RODM), acted as the exclusive placement agent for the transaction.

The securities described above are being offered pursuant to a shelf registration statement (File No. 333-177224), which was declared effective by the United States Securities and Exchange Commission ("SEC") on October 21, 2011. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. When filed with the SEC, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained at the SEC's website at http://www.sec.gov or by request at Rodman & Renshaw LLC, 1251 Avenue of the Americas, 20th Floor, New York, NY 10020, or by calling 212-356-0549 or e-mailing placements@rodm.com.

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm®, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA, the ENLIGHT U.S. clinical study. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith® range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements that involve risks and uncertainties. Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the regulatory process, and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Stephanie Carrington
         The Ruth Group
         646-536-7017
         scarrington@theruthgroup.com